# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Black Diamond Therapeutics, Inc., CIK 0001701541
CUSIP: 09203E105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One Main Street, 10th Floor, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 03/19/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-038641
Filed by CIK 0000924223

## Reporting persons
- BB Biotech AG: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Switzerland (V8); member of a group; sole voting power 0; shared voting power 2,733,547; sole dispositive power 0; shared dispositive power 2,733,547; aggregate amount beneficially owned 2,733,547 (4.8% of the class)
- Biotech Growth N.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands Antilles (P8); member of a group; sole voting power 0; shared voting power 2,733,547; sole dispositive power 0; shared dispositive power 2,733,547; aggregate amount beneficially owned 2,733,547 (4.8% of the class)

## Item 1. Issuer
Name of issuer: Black Diamond Therapeutics, Inc.
Address of issuer's principal executive offices: One Main Street 10th Floor Cambridge, MA, 02142

## Item 2. Person Filing
Name of person filing: BB Biotech AG ("BB Biotech") on behalf of its wholly-owned subsidiary, Biotech Growth N.V. ("Biotech Growth")
Address of principal business office or, if none, residence:
BB Biotech: Schwertstrasse 6, CH-8200 Schaffhausen, Switzerland

Biotech Growth: Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1, Curacao
Citizenship:
BB Biotech: Switzerland

Biotech Growth: Curacao

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,733,547
Percent of class: 4.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,733,547
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,733,547

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement is filed jointly by BB Biotech and Biotech Growth. Biotech Growth is a wholly-owned subsidiary of BB Biotech.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A: Agreement by and between BB Biotech AG and Biotech Growth N.V. with respect to the filing of this disclosure statement.*
* Previously filed as an exhibit to BB Biotech AG and Biotech Growth N.V.'s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021.

## Signatures
- BB Biotech AG: /s/ Martin Gubler, Martin Gubler/Signatory Authority (03/21/2025)
- BB Biotech AG: /s/ Ivo Betschart, Ivo Betschart/Signatory Authority (03/21/2025)
- Biotech Growth N.V.: /s/ Jan Bootsma, Jan Bootsma/Signatory Authority (03/21/2025)
- Biotech Growth N.V.: /s/ Hugo von Neutegem, Hugo von Neutegem/Signatory Authority (03/21/2025)